First Quarter Report
Interim Financial Report
for the three months ended June 30, 2003

Table of Contents
01	Report to Shareholders
03	Management's Discussion and Analysis: First Quarter ending June 30, 2003
04	Summary of Consolidated Results
06	Capital Resources and Liquidity
08	Civil Simulation and Training
09	Military Simulation and Training
11	Marine Controls
13	Consolidated Balance Sheets
14	Consolidated Statements of Earnings
14	Consolidated Statements of Retained Earnings
15	Consolidated Statements of Cash Flow
16	Notes to the Consolidated Financial Statements

CAE  First Quarter Report 2004  /  page.01

Report to Shareholders

First Quarter Results

CAE´s first-quarter performance reflected the low ebb of market conditions for commercial simulators as well as adverse foreign exchange adjustments that affected all business units.

Earnings from continuing operations declined to $15.1 million or 7 cents per share from $37.4 million (or 17 cents per share) in the prior year, with foreign exchange fluctuations and the disproportionate effects of percentage of accounting on long-term contracts combining to reduce earnings by nearly 4 cents per share.   Revenue for the first quarter decreased 12% to $242.9 million from the $275.8 million generated in the prior year, while the $2.2 billion backlog remained constant at June 30 compared to March 31.

The decline in first-quarter earnings was attributable to a $39 million reduction in operating earnings, offset partially by lower tax and interest expense.   In addition to foreign exchange impacts, prime factors behind the reduction in operating earnings were lower volumes and pricing pressures on commercial simulators.   Lower margins in our Military Simulation and Training unit due to higher start-up costs on new projects and higher bid/proposal costs in pursuit of new projects also played a part along with higher expenses for R&D, pensions and long-term compensation incentives.

While all three business units generated a lower level of operating earnings in the first quarter, hardest hit was the Civil Simulation and Training unit, with a 50% year-over-year decline in equipment revenue being offset only partially by 20% revenue growth in Civil´s pilot training segment.  In Civil´s case, approximately two-thirds of the reduction in the unit´s operating earnings stemmed from the severe drop in demand for simulators since September 2001 (just 16 orders in the 18 months immediately following the terrorist attacks compared to over 50 in the 18 preceding months).   The balance of the reduction was attributable to foreign exchange impacts.

We believe the worst is over in commercial aerospace.   Airline demand for full-flight simulators has strengthened since the end of the first quarter, with CAE winning nine of the 10 competed FFS sales in the first four months of this fiscal year, compared to 11 orders over the entire last fiscal year.   Our pilot training business is maintaining its growth momentum.   The US dollar has recovered somewhat from its first-quarter low against the Canadian currency.   CAE has signed its first ever five-year agreement with its Montreal union, adding a welcome element of stability.

Military´s order book is building and some major military contracts of interest to CAE are on track to be awarded later in the fiscal year.   Marine is winning some breakthrough contracts with the US Navy.   Taken together, we believe these market developments suggest better days are ahead.

[Graph Signature] D.H. Burney President and Chief Executive Officer

CAE  First Quarter Report 2004  /  page.03

Management's Discussion and Analysis
Three months ending June 30, 2003

Management´s Discussion and Analysis (MD&A) of the first quarter of fiscal 2004 financial results focuses on the core businesses of CAE Inc. (CAE): Civil Simulation and Training (Civil), Military Simulation and Training (Military) and Marine Controls (Marine).   The MD&A, which includes a review of the operations of each business segment and the financial condition of CAE, is intended to assist in the understanding and assessment of significant trends, risks and uncertainties related to the results of operations for each business segment and should be read in conjunction with the unaudited financial statements contained on pages 13 to 24, as well as with the MD&A and the Consolidated Financial Statements and Notes included in CAE's annual report for the year ended March 31, 2003, which is available at www.cae.com or from CAE directly.   All dollar amounts referred to herein are Canadian dollars, unless otherwise specified.

This MD&A contains forward-looking statements with respect to CAE and the operations of each business segment based on assumptions, which CAE considers reasonable at the time they were prepared.   These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements.   CAE cautions the reader that the assumptions regarding future events, many of which are beyond the control of CAE, may ultimately prove to be incorrect.

As described in the Business Risk and Uncertainties section included in CAE´s annual report for the year ended March 31, 2003, numerous factors could cause our results to differ materially from those in the forward-looking statements, including, amongst other factors: the purchase and timing of delivery of new aircraft and vessels by and to civil, military and marine customers; reduced defense spending by governments; rising costs, especially in connection with fixed-price contracts; the effectiveness of our research and development program and our ability to develop new products and features in a timely manner; a lack of success in bidding for competed contracts; changes in regulatory requirements; difficulties in executing our business strategy; the inability to successfully integrate our acquired businesses; and general political, economic and financial conditions in the markets in which we operate.

This MD&A provides comments as to how the impact of the appreciation of the Canadian dollar against the US dollar affected the Company´s results in the first quarter of fiscal 2004 as compared to the first quarter of fiscal 2003.   The Company believes that this is useful supplemental information as it provides an indication of performance excluding such appreciation.   Readers should be cautioned however that this information should not be confused with or used as an alternate for performance determined in accordance with GAAP as an indicator of performance.

Unless otherwise mentioned in this MD&A, the Outlooks provided in CAE´s annual MD&A, included in its annual report for the year ended March 31, 2003, remain unchanged.

Summary of Consolidated Results
Continuing Operations
Earnings from Continuing Operations
Consolidated earnings from continuing operations for the quarter ended June 30, 2003, were $15.1 million or 7 cents per share compared to $37.4 million or 17 cents per share reported in the first quarter of fiscal 2003. This first quarter performance reflected the challenging environment in which CAE operated, from the strengthening Canadian dollar against the US dollar, to the US-Iraq activities, combined with the outbreak of SARS in Asia and general economic uncertainties, all of which adversely affected demand for the Company´s integrated training solutions.

The decrease in the first quarter´s operating earnings compared to the same period last year had a contributing factor across all business segments: the increase in the Canadian dollar´s value against the US dollar.   The Company´s earnings per share from continuing operations was reduced by nearly 4 cents per share given the appreciation of the Canadian dollar against its US counterpart since the first quarter of fiscal 2003, providing for the effect of percentage of completion accounting on long term contracts.   The remainder of the decrease is mainly attributable to lower operating earnings for the Civil segment, primarily the carry-over effect of a severe reduction in full flight simulator (FFS) orders (i.e. volume) from 35 to 11 since September 11, 2001 and by pricing pressures in that market.   The results for Civil´s equipment business mask what was a relatively strong performance from its training business where revenues increased 20%. In addition, the accounting impact from sale and leaseback financing (whereby the rental payments, including an interest component, under operating leases are included in determining operating margins) also influenced Civil´s operating margins. The Military segment also reported a decrease in operating earnings for the quarter compared to last year, as margins were lower in the start up phase of new contracts. The Marine segment´s operating earnings were also lower than its results in the first quarter of fiscal 2003 due to the strength of the Canadian dollar in the first quarter of fiscal 2004.

Other contributing factors to CAE´s lower earnings were $1.5 million of higher expenses for pensions and long-term incentive compensation. The increase in pension expense was caused by the change to CAE´s pension assumptions for the return on plan assets for its defined benefit pension plans from 9.0% to 6.5%. Also the Company began expensing its stock-based compensation using the fair value method on April 1, 2003.

Interest expense for the quarter amounted to $7.2 million compared to $7.8 million last year. This decrease results from average lower debt levels as compared to last year. Income tax expense also decreased compared to last year reflecting a lower tax rate, 9% compared to 32% a year ago, which stems from CAE´s evolving geographical structure and strategy including the recognition, this quarter, of the benefit of tax loss carryforwards in Australia. This follows the recent long-term military service contract signed in that country. When compared to the first quarter of fiscal 2003, the lower tax rate improved the earnings from continuing operations in the first quarter of fiscal 2004 by $3.8 million, i.e. less than 2 cents per share. For the year management expects the Company´s tax rate to approximate 25%.

Revenue
Consolidated revenue for the first quarter of $242.9 million was 12% lower than the $275.8 million generated in the prior year. Marine revenue is comparable to last year, while Civil and Military revenue decreased by 19% and 6% respectively.

CAE  First Quarter Report 2004  /  page.05

Discontinued Operations
During the quarter, CAE completed the sale of its remaining Forestry Systems business, CAE Machinery, of Vancouver, British Columbia and the sale of its German Cleaning Technologies operations, which were all provided for in fiscal 2003. CAE reported a loss from discontinued operations of $1.9 million during the quarter compared to none last year. This first quarter loss relates to post-closing adjustments from the sale of the German Cleaning Technologies operations.   In early August, the Company also concluded an agreement to sell substantially all of the assets of its remaining Cleaning Technology business, CAE Alpheus Inc., located in Rancho Cucamonga, California.

 Net Earnings
Consolidated net earnings of $13.2 million for the quarter compared to $37.4 million last year.

Cash Flow
CAE's net debt, defined as long-term debt less cash and short-term investments, decreased by $9.8 million during the first quarter. The reduction in net debt is attributable to foreign currency fluctuations and the receipt of $28.5 million from the sale and leaseback of two simulators and $23.1 million from discontinued operations, offset by increases in non-cash working capital of $73.9 million and capital expenditures of $25.2 million.

Backlog
CAE's order backlog at June 30, 2003, was $2.2 billion, a $0.3 billion decrease from last year´s $2.5 billion level. The decline mostly stems from the change in business mix in Civil to more training and less sales of equipment. The majority of Civil´s training revenue is from short-term contracts that are not included in backlog.

Other
During the quarter, CAE signed a long-term agreement with its Montreal union, which provides wage and benefit increases of 13 per cent over five years. This five-year agreement is a first for CAE and is in management´s opinion represents a fair and a positive step forward, particularly in the aerospace industry.

Capital Resources and Liquidity
Committed bank lines at floating interest rates permit CAE to borrow funds directly for operating and general corporate purposes. The total available amount of committed bank lines at June 30, 2003 was $626.3 million of which 79% ($496.3 million) was utilized. At March 31, 2003, the total available amount was $872.8 million, of which 52% ($451.9 million) was utilized. The decrease in availability is due to the final repayment of $51.4 million (US$35.0 million), in June 2003, of a bridge facility of US$135 million with the net proceeds from sale and leaseback transactions combined with borrowings under existing credit facilities.

The Company is in full compliance with all bank covenants at the end of the quarter. It also has the ability to borrow under non-committed operating lines in various currencies for up to $28.1 million, of which $6.9 million was drawn as at June 30, 2003. Both of these amounts are lower than the March 31, 2003 figures, which were $89.0 million and $41.3 million respectively, when $37.0 million of non-committed overdraft facilities were utilized.

As at June 30, 2003, CAE had long-term debt totaling $829.3 million. This compares to long-term debt of $811.4 million at March 31, 2003. At June 30, 2003, the short-term portion of the long-term debt was $10.5 million compared to $13.4 million at March 31, 2003.

CAE employs foreign exchange forward contracts to manage most of the exposures created when sales are made in foreign currencies. The amount and timing of the maturity of these forward contracts varies based on a number of project related factors, including milestone billings and the use of foreign materials and/or subcontractors. As at June 30, 2003, CAE had $80.6 million Canadian equivalent in forward contracts. The 22% reduction in the nominal value of these contracts since March 31, 2003 reflects both the strengthening of the Canadian dollar and the change in forecasted foreign currency needs for fiscal year 2004.

CAE also uses financial instruments to manage its exposure to changing interest rates and to adjust its mix of fixed and floating interest rate debt. In order to benefit from a favorable interest rate environment the mix of fixed rate versus floating rate debt on its long-term debt was 22% - 78% respectively as at June 30, 2003. Part of the change in that mix since March 31, 2003, where it stood at 38% - 62% respectively, is due to exchange rate fluctuations, as these facilities are denominated in foreign currency. CAE also has an interest rate swap that operates to change floating rate long-term debt into fixed rate term debt for $35.0 million and a second one converting fixed rate term debt into floating rate debt for $44.5 million (US$35 million).

In the normal course of business, CAE has issued letters of credit and performance guarantees for a total amount of $167.9 million at June 30, 2003, compared to $195.1 million at March 31, 2003.

Sale and Leaseback Transactions
During the first quarter of 2004, CAE sold and leased back two simulators for a net proceed of $28.5 million. The following is a summary at June 30, 2003 of the existing sale and leaseback transactions for simulators currently in service in Civil´s training locations, accounted for as operating leases on the Company´s financial statements:

(amounts in millions)	Fiscal Year	Number of Simulators	Lease Obligation	Initial Term (Years)	Imputed Interest Rate	Deferred Gain	Residual Value Guarantee
SimuFlite	2002/03	6	$82.6	12	5.6%	2.4	-
Toronto Training Centre	2002	2	52.7	21	6.4%	17.6	9.2
Air Canada Training Centre	2000	2	42.0	20	7.6%	15.6	8.3
Denver/Dallas Training Centers	2003	5	108.4	20	5.0%	33.6	-
Amsterdam Training Centre	2002	3	46.4	8	6.4%/9.8%	-	-
China Southern Joint Venture[1]	2003	5	52.9	15	3.0%	-	-
Others	-	6	42.5	10	3.2%2/7.3%	15.6	15.6
		29	$427.5			84.8	33.1
Annual Lease Payments (upcoming 12 months)			$37.5

       1                      Joint venture in which CAE has a 49% participation level.

2                      Floating Rate Basis.

Civil Simulation and Training
CAE's Civil Simulation and Training business is a world leader in the design and production of commercial flight simulators, visual systems and a world-leading supplier of integrated aviation training solutions.   As at June 30, 2003 CAE has an installed base of 91 FFS (89 FFS as at March 31, 2003 and 80 as at June 30, 2002) at 20 locations on four continents, making it the second largest independent training company in the world in each segment - business aircraft, regional jets and wide body aircraft.   CAE also remains the leader in selling FFS.

Review of Operations
During the first quarter, CAE Tropos ™ was selected by the US Department of Transportation´s Federal Aviation Administration as the visual system for its CAE-designed Boeing 737-800 FFS.   CAE Tropos™ offers unprecedented image quality and a fully textured world database, so pilots see realistic visual cues during flight training.

CAE signed a two-year agreement, with two renewable successive two-year terms, to provide CRJ200 full-flight simulator training to Midway Airlines pilots. The contract, valued between $5 and $6 million, begins in June 2003 and continues CAE's expanded support of CRJ regional training solutions.   CAE has also signed pilot-training contracts with four additional airlines: EUjet and Gandalf Airlines at the Amsterdam training center, and CCM Airlines of France and Colombian-based AIRES Colombia at the Madrid centre.

In response to growing demand in the Middle East, Europe and Asia for aviation training services, CAE announced at the Paris Air Show that it will add a convertible Hawker 800/800XP FFS at its Dubai training centre, and that it had signed for $6 million of multi-year contracts with Arabasco, Middle East Airlines, and Royal Jet for training at that facility.

Financial Results

(amounts in millions, except operating margins)		Q1-2004	Q4-2003	Q3-2003	Q2-2003	Q1-2003
Revenue		$109.1	137.7	139.6	104.4	135.5
Operating earnings		$6.6	29.5	29.2	19.9	37.7
Operating margins	%	6.0	21.4	20.9	19.1	27.8
Backlog		$338.7	418.0	416.1	424.8	489.3

Revenue for the quarter of $109.1 million was 19% below last year. This decrease reflects reduced demand for FFS and the increase in the Canadian dollar´s value against the US dollar, which more than offset revenue growth in the aviation training resulting from the significant ramp up of simulators in the training network since last year. Excluding the effects of currency fluctuations, revenue would have been 13% below last year.

CAE  First Quarter Report 2004 /  page.07

Operating earnings for the quarter of $6.6 million were significantly below last year. The decrease is split - one third resulting from foreign exchange, one third due to lower equipment volume offset in part by the growth in training, and one-third for increased costs.   The increased cost results from higher corporate cost allocations, operating lease expense, research and development, integration costs for civil training and bad debts.

The backlog at the end of June decreased to $338.7 million from $418.0 million in March 2003 and from $489.3 million in June 2002. The lower backlog levels compared to prior periods reflect the lower levels of FFS orders.

Outlook
CAE expects continuing growth in its Civil training business, having increased its installed base by 50% during fiscal 2003 from 59 FFS to 89 FFS. CAE remains the only integrated provider of a complete training solution including lower level training devices, courseware and curriculum, web-based training solutions and the most sophisticated FFS, as evidenced by such recent contract awards as the $55 million A380 training solutions deal with Airbus and the signature with JetBlue of an $85 million letter of intent for 6 FFS.   These deals validate CAE´s investment in its new technology offerings such as Simfinity ™ , support its approach with regional airlines (which are expected to rebound faster from the current market trough), and support the market expectation for an equipment order market recovery expected in 2005/2006.

In fiscal 2004, CAE expects to maintain its commanding leadership position for competed sales of civil simulation and visual systems and anticipates increasing its advantage in lead-time, cost, quality and reputation for performance through operational improvements and research and development programs.

Military Simulation and Training
CAE's Military business is a premier designer and manufacturer of military flight and land-based simulation and training systems. Simulation equipment and training is developed for a variety of military aircraft, including helicopters, transport planes and fighter jets.   CAE has an extensive product range covering many American and European weapon systems.   The customer base is extensive as well, CAE having made sales to over 30 countries globally.

Review of operations
During the quarter, CAE announced that Rotorsim, the consortium owned equally by CAE and Agusta S.p.A., will establish a new helicopter training facility in Italy to provide integrated training solutions for Agusta Westland helicopters. The Rotorsim facility will open in 2005 with the delivery of a CAE-built A109 full mission simulator and is expected to generate revenues of $125 million over 15 years. The Rotorsim consortium will bring together two world leaders in their fields of helicopter manufacturing and flight training and simulation.

CAE was awarded a ten-year $70 million agreement to provide flight training support services for all three armed services of the Australian Defence Force.

CAE also signed a $11 million contract to upgrade the command and staff trainer (CAST) at the British Army´s Land Warfare training centre. This contract was awarded by the Raytheon Company as part of the CIS into CAST program, and two additional upgrades will be contracted over the next year.

CAE was awarded a US $2.4 million contract to provide the US Army Aviation Warfighting Simulation Center at Fort Rucker, Alabama, with its first UH-60L Black Hawk Battlestaff Training Simulator.

Financial Results
(amounts in millions, except operating margins)		Q1-2004	Q4-2003	Q3-2003	Q2-2003	Q1-2003
Revenue		$99.6	123.8	107.4	108.6	106.0
Operating earnings		$12.3	22.1	16.7	16.2	18.7
Operating margins	%	12.4	17.9	15.5	15.0	17.6
Backlog		$1,225.9	1,235.3	1,347.5	1,310.9	1,334.0

Revenue of $99.6 million for the quarter was 6% below last year´s level of $106.0 million. Revenue growth during that period has been negatively affected by continuing delays in the award of several programs and by the strengthening of the Canadian dollar vs. the US dollar. Excluding foreign exchange effects revenue would have exceeded last year´s level by 3%.

Operating earnings of $22.1 million this quarter were $1.6 million or 8% above last year. Year-to-date operating earnings, however, at $73.6 million, were 12% or $8.0 million above last year representing further margin improvements through productivity gains, and benefits from integration at the Tampa, U.S. location. Through the integration of the Tampa operation CAE has reduced the cost to complete certain programs from their initial estimates at the time of acquisition by $8.0 million, which favourably impacted operating margins this year and for the quarter where approximately one half of that benefit was realized.

Operating earnings of $12.3 million this quarter were $6.4 million below last year. Approximately 20% of the reduction relates to foreign currency fluctuations.   The balance is attributable to lower margins on the current mix of programs and higher expenses for bid and proposals in line with the increased level of opportunities currently being pursued.

Backlog remained in excess of $1.2 billion.

CAE  First Quarter Report 2004  /  page.09

Outlook
CAE continues its bidding activities for significant programs, including the US Army´s $800 million Flight School XXI project and the Canadian Forces´ $225 million CF-18 Advanced Distributed Combat Training System project. Contract award decisions on both of these projects are expected before the end of CAE´s current fiscal year.

CAE has recently signed a $14 million contract with the US Air Force to continue training Predator crews. As the use of such unmanned and remotely operated vehicles plays a more prominent role in US military actions, this additional offering of military courseware products is expected to grow.

Marine Controls
CAE's Marine Controls business is a world leader in the supply of automation and controls system for the naval and commercial market, having been selected for the provision of controls for more than 130 warships in 18 navies.   The system monitors and controls the propulsion, electrical steering, ancillary, auxiliary and damage control systems.   The business has moved beyond the supply of marine controls into the provision of naval training services through participation in the 30-year U.K. Royal Navy Astute Class Submarine Training program awarded in fiscal 2002 and submarine training in Canada.   The business also designs and manufactures power plant training simulators.

Review of operations
Recently, CAE has been selected to provide its integrated platform management system for the US Navy´s DD(X) program. The three contracts, consisting of the engineering control system, the fire suppression system, and the damage-decision assessment system, are valued at $30 to $40 million.

CAE has been selected to refurbish the Fort Calhoun simulator of the Omaha (Nebraska) Public Power District for $9 million. With the attribution of this contract, CAE became the premier supplier of power-plant simulation technology in the US.

CAE has won contracts worth $8.5 million to supply CAE Damatic™ automation systems for installation in five vessels, with one being the world´s largest cruise ferry, owned by Norway´s Color Line.

CAE will perform the largest single power-plant simulator upgrade in the US since 1992 on Detroit Edison´s Fermi 2 simulator in Monroe County, Michigan. This contract is valued at $6.5 million.

CAE signed a $6 million contract to supply shipboard control systems for the fourth in a series of KDX-II class destroyers destined for the Republic of Korea Navy.

Financial Results
(amounts in millions, except operating margins)		Q1-2004	Q4-2003	Q3-2003	Q2-2003	Q1-2003
Revenue		$34.2	50.7	43.3	39.3	34.3
Operating earnings		$4.9	8.9	9.3	7.2	6.4
Operating margins	%	14.3	17.6	21.5	18.3	18.7
Backlog		$612.5	628.5	677.0	685.5	694.8

Revenue for the quarter at $34.2 million was comparable to last year. Revenue was impacted by foreign exchange fluctuations, which masked an increasing revenue contribution from the United Kingdom´s Astute submarine training and the Royal Malaysian Navy patrol vessel projects. Excluding the above foreign exchange fluctuations, revenue would have exceeded the prior year´s amount by 6%.

Operating earnings for the quarter of $4.9 million were $1.5 million below last year. This decrease is attributable to foreign exchange impact, which more than offset good project performance on the United Kingdom´s Astute submarine training and the Royal Malaysian Navy patrol vessel projects.

Backlog remained above $600 million.

Outlook
With its significant installed base, the long term training contract for the U.K. Astute Submarine and the possibilities of further options to build additional ships on several of its programs, the Marine business continues to be well positioned for growth in its markets.

CAE  First Quarter Report 2004  /  page.11

Consolidated Balance Sheets
(amounts in millions of Canadian dollars)	as at June 30 2003 (Unaudited)	as at March 31 2003 (Audited)
Assets
Current Assets
Cash and cash equivalents	$41.1	$17.1
Short-term investments	6.3	2.6
Accounts receivable	340.0	373.1
Inventories	163.5	136.3
Prepaid expenses	15.4	14.0
Income taxes recoverable	27.3	25.7
Future income taxes	0.6	3.5
	594.2	572.3
Restricted cash	13.2	14.4
Assets of discontinued operations (note 3)	9.4	50.0
Property, plant and equipment, net	878.3	930.4
Future income taxes	85.1	85.7
Intangible assets	158.9	171.7
Goodwill	341.4	366.8
Other assets	160.6	165.2
	$2,241.1	$2,356.5

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$329.9	$413.3
Deposits on contracts	102.8	101.2
Long-term debt due within one year	10.5	13.4
Future income taxes	42.7	42.4
	485.9	570.3
Liabilities of discontinued operations (note 3)	1.2	17.9
Long-term debt	818.8	798.0
Long-term liabilities	145.7	139.6
Future income taxes	76.4	80.5
	1,528.0	1,606.3
Shareholders' Equity
Capital stock	190.6	190.5
Contributed surplus	0.2	-
Retained earnings	537.8	531.2
Currency translation adjustment	(15.5)	28.5
	713.1	750.2
	$2,241.1	$2,356.5

Consolidated Statements of Earnings
three months ended June 30 (amounts in millions of Canadian dollars, except per share amounts)	2003 (Unaudited)	2002 (Unaudited)
Revenue
Civil Simulation and Training	$109.1	$135.5
Military Simulation and Training	99.6	106.0
Marine Controls	34.2	34.3
	$242.9	$275.8
Operating earnings
Civil Simulation and Training	$6.6	$37.7
Military Simulation and Training	12.3	18.7
Marine Controls	4.9	6.4
Earnings from continuing operations before interest and income taxes	23.8	62.8
Interest expense, net	7.2	7.8
Earnings from continuing operations before income taxes	16.6	55.0
Income taxes	1.5	17.6
Earnings from continuing operations	$15.1	$37.4
Results of discontinued operations (note 3)	(1.9)	-
Net earnings	$13.2	$37.4
Basic and diluted earnings per share from continuing operations	$0.07	$0.17
Basic and diluted net earnings per share	$0.06	$0.17
Weighted average number of common shares outstanding	219.7	219.3

Consolidated Statements of Retained Earnings
three months ended June 30 (amounts in millions of Canadian dollars)	2003 (Unaudited)	2002 (Unaudited)
Retained earnings at beginning of period	$531.2	$446.8
Adjustment for change in accounting policies (note 1)	-	(6.4)
Net Earnings	13.2	37.4
Dividends	(6.6)	(6.6)
Retained earnings at end of period	$537.8	$471.2

CAE  First Quarter Report 2004 /  page.13

Consolidated Statements of Cash Flow
three months ended June 30 (amounts in millions of Canadian dollars, except per share amounts)	2003 (Unaudited)	2002 (Unaudited)
Operating activities
Earnings from continuing operations	$15.1	$37.4
Adjustments to reconcile earnings to cash flow from operating activities:
Amortization	18.2	18.3
Future income taxes	(3.7)	4.6
Investment tax credit	(4.2)	(3.9)
Other	(9.9)	(8.1)
Increase in non-cash working capital (note 5)	(73.9)	(80.2)
Net cash provided by continuing operating activities	(58.4)	(31.9)

Investing activities
Proceeds from disposal of businesses (note 3)	19.8	-
Short-term investments, net	(3.7)	7.0
Capital expenditures	(25.2)	(73.1)
Proceeds from sale and leaseback of assets	28.5	-
Deferred development costs	(2.8)	(4.7)
Deferred pre-operating costs	(0.7)	(2.1)
Other assets	(2.0)	(1.6)
Net cash provided by (used in) continuing investing activities	13.9	(74.5)
Financing activities
Proceeds from long term debt	138.9	79.0
Repayments of long term debt	(65.8)	(5.9)
Dividends paid	(6.5)	(6.5)
Capital stock issuance	-	2.0
Other	(0.1)	(0.9)
Net cash provided by continuing financing activities	66.5	67.7
Net cash provided by discontinued activities	3.3	0.3
Effect of foreign exchange rate changes on cash and cash equivalents	(1.3)	2.5
Net increase (decrease) in cash and cash equivalents	24.0	(35.9)
Cash and cash equivalents at beginning of period	17.1	88.8
Cash and cash equivalents at end period	$41.1	$52.9

Supplementary Cash Flow information (note 5)

Notes to the Consolidated Financial Statements

Note 1: Significant Accounting Policies
These interim consolidated statements have been prepared in accordance with Canadian generally accepted accounting principles on a consistent basis with the Company´s annual consolidated financial statements for the year ended March 31, 2003, except as noted below.   For a full description of accounting policies, refer to the CAE Annual Report for the year ended March 31, 2003.   Certain comparative figures have been reclassified to conform to the current presentation.   These financial statements do not include all of the disclosures required by generally accepted accounting principles applicable to annual financial statements.

Effective April 1, 2002, CAE retroactively adopted the amendments to CICA Handbook Section 1650 Foreign Currency Translation.   Accordingly, the Company no longer defers and amortizes the exchange gains or losses arising on translation of long-term foreign currency denominated items.   Exchange gains or losses arising on translation of such items are now included in earnings as incurred.   Consequently, prior years´ financial statements were restated through a charge to fiscal 2003 opening retained earnings of $6.4 million, net of $2.8 million of taxes.

Effective April 1, 2003, CAE changed its accounting method pursuant to CICA Section 3870 Stock-based Compensation and Other Stock-based Payments and began expensing prospectively its stock-based compensation. During the three months ended June 30, 2003, compensation cost for CAE´s stock options was recognized in net earnings with a corresponding credit to contributed surplus using the fair value based method of accounting for awards that were granted in May 2003. For the three months ended June 30, 2002, no stock based employee compensation expense for stock options was reflected in net earnings as all stock options granted had an exercise price equal to the fair market value of the underlying common stock. In addition, for the same period last year, CAE adopted the pro forma disclosure based on the recommendations of CICA Section 3870 as if the fair value based accounting method had been used to account for stock based compensation cost.

The Black-Scholes valuation model was used to determine the fair value of options granted in May 2003. The following outlines the assumptions used in the calculation:

three months ended June 30	2003
Dividend yield	1.29%
Expected volatility	41.5%
Risk-free interest rate	5.75%
Expected life (years)	6
Number of options granted	3,516,220
Weighted average fair value of options granted	$1.65

CAE  First Quarter Report 2004  /  page.15

On April 1, 2003, the Company prospectively adopted the Canadian Institute of Chartered Accountants (CICA) section 3063, Impairment of Long-lived Assets.   The new section requires the recognition of an impairment loss for a long-lived asset to be held and used when events or changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition.  An impairment loss, if any, is determined as the excess of the carrying value of the asset over its fair value.   No impairment losses for long-lived assets were recorded in the first quarter of 2004.

On April 1, 2003, the Company prospectively adopted the CICA section 3475 Disposal of Long-lived Assets and Discontinued Operations which requires that assets classified as held for sale be measured at the lower of carrying value and fair value less disposal costs. Assets classified as held for sale are not to be amortized while classified as such. It also requires that the results of operations of a component of an enterprise that has been disposed of by either sale or abandonment be reported as discontinued operations. A component of an enterprise comprises operations and cash flows that can be clearly distinguish, operationally and for financial reporting purposes, from the rest of the enterprise.

In the first quarter of fiscal 2004, the Company sold two businesses already classified as discontinued operations (see note 3). There were no other disposal activities relating to long-lived assets by the Company during the quarter.

Note 2: Business Acquisitions
On March 31, 2003, the Company completed a technology investment in the marine navigation business by acquiring all of the issued and outstanding shares of the Norway-based Hitec Marine Automation AS (Hitec).   No cash consideration for the purchase of the shares was needed.   NOK 13.7 million will be expensed for acquisition and integration costs.   The business provides marine navigation products and capabilities for both naval and commercial marine markets.   This technology investment complements the Company´s existing marine products and capabilities.

The allocation of the purchase price of Hitec is based on management´s estimate of the fair value of assets acquired and liabilities assumed.   Allocation of the purchase price involves a number of estimates as well as gathering of information over a number of months.   This estimation process will be completed in the next three months and, accordingly, there may be changes to the goodwill and intangible asset values presented below for this acquisition.

During fiscal 2002, the Company completed four strategic acquisitions, two of which accelerated the Company´s move into aviation training, one which significantly improved the Company´s access to the US defence market and one which provided immediate entry into the commercial marine control systems market.   A summary description of each acquisition follows:

On April 2, 2001, the Company acquired all of the issued and outstanding shares of BAE Systems Flight Simulation and Training Inc.   (BAE Systems) located in Tampa, Florida, for a total cash consideration of US$76 million.   The business has a well-established position in the US defence market for the manufacture of transport and helicopter simulation equipment and has significant training and support service activities for both civil and military markets.

On August 1, 2001, the Company acquired all of the issued and outstanding shares on Valmarine AS of Norway (Valmarine), for a cash consideration of NOK238.6 million and a CAE share issuance of NOK125.4 million, based on the average closing price of CAE´s shares for the 10 days prior to August 1st.   Valmarine is the global leader for marine control systems for the commercial market.

On August 24, 2001, the Company acquired all of the issued and outstanding shares of the Netherland-based Schreiner Aviation Training B.V. (Schreiner) for total cash consideration of Euro 193.4 million.   The business provides simulator and ground-school civil aviation training.

On December 31, 2001, the Company acquired all of the issued and outstanding shares of SimuFlite Training International Inc. (SimuFlite), based in Dallas, Texas, for a total cash consideration of US$210.9 million. In addition, equipment in the amount of US$54 million was sold and leased back. yes">  SimuFlite is the world´s second largest provider of business aviation training.

These acquisitions were accounted for under the purchase method and their operating results have been included from the respective acquisition dates.

The net assets acquired are summarized as follows:

(amounts in millions of Canadian dollars)	BAE Systems	Valmarine	Schreiner	Simuflite	Subtotal	HiTec Marine Automation	Total
Current assets	$36.2	$16.3	$15.3	$23.0	$90.8	$5.6	$96.4
Current liabilities	(65.8)	(8.7)	(37.0)	(8.2)	(119.7)	(13.3)	(133.0)
Property, plant and equipment	59.0	0.5	167.9	262.0	489.4	0.1	489.5
Intangible assets
Trade names	-	3.2	-	37.1	40.3	-	40.3
Customer Relations	-	9.8	66.0	29.2	105.0	-	105.0
Customer contractual agreements	-	2.3	2.2	3.6	8.1	-	8.1
Other intangibles	2.5	3.1	-	7.0	12.6	1.2	13.8
Goodwill	104.2	40.4	102.8	106.3	353.7	1.6	355.3
Future income taxes	36.6	(3.9)	(34.2)	15.1	13.6	4.8	18.4
Long-term debt	(17.3)	-	(23.1)	(52.4)	(92.8)	-	(92.8)
Long-term liabilities	(36.1)	-	-	-	(36.1)	-	(36.1)
	119.3	63.0	259.9	422.7	864.9	-	864.9
Less: Sale and leaseback of assets	-	-	-	(86.2)	(86.2)	-	(86.2)
Shares issued	-	(21.1)	-	-	(21.1)	-	(21.1)
Total cash consideration:	$119.3	$41.9	$259.9	$336.5	$757.6	$-	$757.6

The net assets of Schreiner, SimuFlite and approximately 10% of the net assets of BAE Systems (including goodwill of $209.8 million) are included in the Civil Simulation and Training segment.   The balance of the net assets of BAE Systems (including goodwill of $93.8 million) is included in the Military Simulation and Training segment.   Net assets of Valmarine and Hitec (including goodwill of $38.9 million) are included in the Marine Controls segment.

The goodwill on the SimuFlite acquisition is the sole deductible goodwill for tax purposes.

There were certain adjustments to the assets and liabilities recorded in fiscal 2003 for three of the businesses acquired. For Valmarine, the adjustment related to the final evaluation of other intangible assets.   With Schreiner, the adjustment pertained to the accounting for simulators that were being built at the time the acquisition was completed.   For SimuFlite, the adjustment resulted from a purchase price arbitration settlement which occurred in 2003. Hitec Marine Automation was adjusted in the first quarter of 2004, with the final evaluation of the tax liabilities.

Note 3: Discontinued Operations
On February 2, 2000, the Board of Directors approved a plan to divest the Cleaning Technologies and Energy Control Systems businesses. On December 18, 2001, the Board also approved a plan to divest the Forestry Systems business segment.   As a result, the results of operations and the financial position of these business segments have been reported separately in the consolidated statements of earnings and the consolidated balance sheets (together the "Discontinued Operations").

CAE  First Quarter Report 2004  /  page.17

On May 31, 2000, the Company completed the sale of substantially all the assets of the Energy Control Systems business to SNC-Lavalin Inc.

On February 28, 2002, the Company completed the sale of two of CAE´s five Cleaning Technologies operations.   The Company sold the shares of CAE Ransohoff Inc., of Cincinnati, Ohio and CAE Ultrasonics Inc., of Jamestown, New York to the management of these operations.   The total consideration was initially US$21.4 million, comprised of US$9.2 million cash and a holdback of US$1.6 million payable 120 days from closing with the balance in the form of a long term subordinated note receivable.   The total consideration was subject to adjustment based on an audit of the closing statement of financial position.   In fiscal 2003, the audit was completed and certain issues remain in dispute. Adjustment to reduce the previously recorded consideration by US$2.2 million with a corresponding reduction in the holdback and a reduction in the long-term subordinated note has been recorded based on management´s best estimate.

On March 28, 2002, CAE completed the sale of its fibre screening business to the Advanced Fiber Income Fund (AFT) for cash proceeds of $162.0 million.   Following the closing of this transaction, certain issues arose in connection with the income tax planning with respect to the foreign operations of AFT, and the partial termination of its defined benefit pension plan for the transferred employees.   CAE recorded in its loss from Discontinued Operations in fiscal 2003 an additional after tax cost of $3.2 million (tax amount - $1.1 million) for these adjustments.

On June 28, 2002, CAE sold the shares of CAE Cleaning Technologies Plc to the management of these operations for a note receivable of $1.2 million.

On August 16, 2002, CAE sold substantially all the assets of the sawmill division of its Forestry Systems segment for a cash consideration of $25.0 million and a further estimated payment at $10.0 million based on the operating performance of the company in the three year period from closing.

On April 30, 2003, CAE completed the sale of certain assets of its German Cleaning Technologies operations for a cash consideration of Euro 25,000, approximating book value.   Subsequent to completing the sale, CAE incurred post acquisition costs with respect to the transfer of employees resulting in an after-tax charge recorded in its results of Discontinued Operations of $1.9 million (tax amount - $1.0 million).

On May 2, 2003, CAE completed the sale of its remaining Forestry Systems business to Carmanah Design and Manufacturing Inc. A cash consideration of $19.8 million was received on closing.   The consideration was increased by a further $0.5 million post closing based on the final amount of working capital, which is still to be received as of the date of these financial statements.   In addition, the Company is entitled to receive further consideration based on the performance of the business over the 30 month period following the closing.   No value has been ascribed to this additional consideration in these financial statements.

On July 31, 2003, CAE completed an agreement to sell substantially all the assets of its last remaining Cleaning Technology business, Alpheus Inc. to Cold Jet Inc. of Cincinnati, Ohio.

Summarized financial information for the discontinued operations is as follows:

(amounts in millions)	2003 (Unaudited)	2002 (Unaudited)
Revenue
Cleaning Technologies	$1.7	$7.0
Forestry Systems	2.3	29.9
	$4.0	$36.9
Net loss from Cleaning technologies after measurement date, net of tax recovery (2003 - $1.0; 2002 - Nil)	(1.9)	-
Net loss from discontinued operations	$(1.9)	$-

	as at June 30, 2003 (Unaudited)			as at March 31, 2003 (Audited)
(amounts in millions of Canadian dollars)		Forestry Systems	Cleaning Technologies	Forestry Systems	Cleaning Technologies
Current assets		$-	$4.9	$11.5	$7.9
Property, plant and equipment, net		-	0.6	2.7	3.7
Goodwill		-	3.7	16.0	4.8
Other assets		-	0.2	0.8	2.6
		-	9.4	31.0	19.0
Assets of discontinued operations	$		$9.4	$-	$50.0
Current liabilities		-	1.2	12.8	0.1
Other liabilities		-	-	0.9	4.1
		$-	$1.2	$13.7	$4.2
Liabilities of discontinued operations		$-	$1.2	$-	$17.9

Note 4: Letters for Credit and Guarantees
As at June 30, 2003, CAE had outstanding letters of credit and performance guarantees in the amount of $167.9 million (2003 - $195.1 million) issued in the normal course of business.   These guarantees are issued under standby facilities available to the Company through various financial institutions.

The advance payment guarantees are related to progress/milestone payments made by our customers and are reduced or eliminated upon delivery of the product. The contract performance guarantees are linked to the completion of the intended product or service rendered by CAE and at the satisfaction of the customer.   It represents 10% to 20% of the overall contract amount.   The customer releases the Company from these guarantees at the signature of a certificate of completion.

(amounts in millions of Canadian dollars)	as at June 30, 2003 (Unaudited)	as at March 31, 2003 (Audited)

Advance payment	$139.7	$159.9
Contract performance	25.6	32.4
Others	2.6	2.8
TOTAL	$167.9	$195.1

Note 5: Supplementary Information
Cash provided by (used in) non-cash working capital:

three months ended June 30 (amounts in millions of Canadian dollars)	2003 (Unaudited)	2002 (Unaudited)

Accounts receivable	$23.2	$(5.1)
Inventories	(28.1)	(5.3)
Prepaid expenses	2.0	(3.1)
Accounts payable and accrued liabilities	(76.3)	(62.3)
Deposits on contracts	2.9	(11.7))
Income taxes recoverable	2.4	7.3
Increase in non cash working capital	$(73.9)	$(80.2)

Interest Paid	$14.6	$11.0
Income taxes paid	$2.9	$2.8

Foreign exchange gain	$6.7	$6.6

Note 6: Business and Geographic Segments

The Company's significant business segments include:
(i)	Civil Simulation and Training - a world-leading supplier of civil flight simulators and visual systems, and provider of business and civil aviation training.
(ii)	Military Simulation and Training - a premier supplier of military flight and land-based simulators, visual and training systems.
(iii)	Marine Controls - a world leader in the supply of automation and control systems for the naval and commercial markets. The business also provides naval training systems and designs and manufactures power plant training simulators and systems.

Each operating segment is led by a senior executive, offers different products and uses different technology and marketing strategies.   The Company evaluates performance based on operating earnings before interest and income taxes and uses capital employed to assess resources allocated to each segment.   Capital employed includes accounts receivable, inventories, prepaid expenses, property, plant and equipment, goodwill, intangible assets and other assets less accounts payable and accrued liabilities, deposits on contracts and contingent consideration due to acquisitions included in other long-term liabilities.

CAE  First Quarter Report 2004  /  page.19

Financial information on the Company's operating segments is shown in the following table:

Business Segments (amounts in millions of Canadian dollars)	as at June 30, 2003 (Unaudited)	as at March 31, 2003 (Audited)
Capital employed
Civil Simulation and Training	$1,091.3	$1,156.9
Military Simulation and Training	278.0	247.7
Marine Controls	128.4	122.9
Other	(4.8)	(9.7)
Total capital employed	$1,492.9	$1,517.8
Cash	41.1	17.1
Short-term investments	6.3	2.6
Income taxes recoverable	27.3	25.7
Accounts payable and accrued liabilities	329.9	413.3
Deposits on contract	102.8	101.2
Future income taxes - short term	0.6	3.5
Future income taxes - long term	85.1	85.7
Long-term liabilities	145.7	139.6
Assets of discontinued operations	9.4	50.0
Total assets	$2,241.1	$2,356.5

Total assets by segment
Civil Simulation and Training	$1,379.4	$1,474.3
Military Simulation and Training	447.8	442.6
Marine Controls	196.2	214.8
Assets of discontinued operations	9.4	50.0
Other	208.3	174.8
	2,241.1	2,356.5

Additions and adjustments to goodwill
Civil Simulation and Training	$(13.4)	$(4.9)
Military Simulation and Training	(7.1)	(7.1)
Marine Controls	(3.4)	3.3
Other	(1.5)

	$(25.4)	$(8.7)
Additions and adjustments to intangible assets
Civil Simulation and Training	$(8.1)	$6.1
Military Simulation and Training	(0.2)	(0.2)
Marine Controls	(2.3)	12.1
	$(10.6)	$18.0

Business Segments (continued) three months ended June 30 (amounts in millions of Canadian dollars)	2003	2002
	(Unaudited)	(Unaudited)
Capital expenditures
Civil Simulation and Training	$25.2	$60.2
Military Simulation and Training	(1.2)	2.2
Marine Controls	1.2	10.7
	$25.2	$73.1
Amortization of property, plant and equipment
Civil Simulation and Training	$10.1	$11.1
Military Simulation and Training	3.6	2.8
Marine Controls	0.4	0.8
	$14.1	$14.7
Amortization of intangible assets
Civil Simulation and Training	$1.8	$1.8
Military Simulation and Training	0.1	-
Marine Controls	0.5	0.5
	$2.4	$2.3
Amortization of other assets
Civil Simulation and Training	$1.7	$1.2
Military Simulation and Training	-	0.1
Marine Controls	-	-
	$1.7	$1.3
Revenue from external customers based on their location
Canada	$29.7	$22.5
United States	70.1	82.6
United Kingdom	30.3	42.0
Germany	21.7	20.5
Other European countries	43.7	29.4
Other countries	47.4	78.8
	$242.9	$275.8

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